Filed Pursuant to Rule 424(b)(3)

Registration No. 333-127498

333-140043

PROSPECTUS

23,693,644 Shares

Gastar Exploration Ltd.

Common Shares

This prospectus relates to the offer and sale, from time to time, of up to 23,693,644 common shares of Gastar Exploration Ltd., an Alberta corporation, held by or issuable to the selling shareholders listed on page 12 of this prospectus. The common shares being offered by the selling shareholders are outstanding, issuable upon conversion of the convertible debentures, issuable pursuant to outstanding subscription receipts and upon exercise of warrants. See “Selling Shareholders”. Gastar will not receive any proceeds from the sale of the shares by the selling shareholders. All the proceeds from the sale of shares will be for the respective account of each selling shareholder.

For a description of the plan of distribution of the shares, please see page 15 of this prospectus.

Our common shares trade on the American Stock Exchange under the symbol “GST” and on the Toronto Stock Exchange under the symbol “YGA”. On April 2, 2007, the last sale price reported for our common shares on the American Stock Exchange was $2.27 per share and on the Toronto Stock Exchange was CDN$2.69 per share.

For a description of the plan of distribution of the common shares, please see page 15 of this prospectus.

Investing in our common shares involves risks. Please read “ Risk Factors” beginning on page 1.

This prospectus and the registration statement to which it relates have not been filed in respect of, and will not qualify, any distribution of the common shares in any province or territory of Canada.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this registration statement is truthful or complete. Any representation to the contrary is a criminal offense.

April 12, 2007

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. Neither we nor the selling shareholders have authorized any other person to give you different information. These securities are not being offered in any state where the offering is not permitted. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose any material changes in our affairs in an amendment to this prospectus, any prospectus supplement or a future filing with the Securities and Exchange Commission, or SEC, incorporated by reference in this prospectus.

Unless otherwise specified or the context otherwise requires, all dollar amounts in this prospectus are expressed in U.S. dollars. Canadian dollars, when used, are expressed with the symbol “CDN$”

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, the selling shareholders may, from time to time, sell the shares of our common stock described in this prospectus in one or more offerings.

This prospectus provides you with a general description of us and the common shares that may be offered by the selling shareholders. In connection with any offer or sale of common shares by the selling shareholders under this prospectus, the selling shareholders are required to provide this prospectus and, in certain cases, a prospectus supplement that will contain specific information about the selling shareholders, the terms of the applicable offering and the securities being offered. The prospectus supplement also may add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should carefully read this prospectus, any prospectus supplement and the additional information described below under the heading “Where You Can Find More Information”.

All references in this prospectus to the “Company”, “Gastar”, “we”, “us” or “our” are to Gastar Exploration Ltd. and its subsidiaries.

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SUMMARY

Gastar Exploration Ltd.

We are an independent energy company engaged in the exploration, development and production of natural gas and oil in the United States and Australia. Our principal business activities include the identification, acquisition, and subsequent exploration and development of natural gas and oil properties. Our emphasis is on prospective deep structures identified through seismic and other analytical techniques as well as unconventional natural gas reserves, such as coal bed methane, or CBM. We currently are pursuing additional unconventional natural gas exploration in the deep Bossier play in the Hilltop area in East Texas. Our primary CBM properties are in the Powder River Basin in Wyoming and in the Gunnedah and Gippsland Basins of Australia.

Corporate Information

We are a Canadian corporation that is subsisting under the Business Corporations Act (Alberta). Our principal office is located at 1331 Lamar Street, Suite 1080, Houston, Texas 77010, and our telephone number is (713) 739-1800. Our website address is http://www.gastar.com. Information on our website or about us on any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We were originally incorporated in 1987 under the name CopperQuest Inc. pursuant to the Business Corporations Act (Ontario). On May 16, 2000, we continued from the Province of Ontario into the Province of Alberta to subsist pursuant to the Business Corporations Act (Alberta) and changed our name to Gastar Exploration Ltd. Our common shares are listed on the American Stock Exchange under the symbol “GST” and the Toronto Stock Exchange under the symbol “YGA”.

RISK FACTORS

You should carefully consider the risk factors discussed in our 2006 annual report on Form 10-K, which is incorporated by reference into this prospectus, together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference into this prospectus in evaluating an investment in our common shares. If any of the described risks actually were to occur, our business, financial condition or results of operations could be materially adversely affected.

Risks Related to our Common Shares

Our common share price has been and is likely to continue to be highly volatile.

The trading price of our common shares are subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, announcements of drilling and rig activity, economic conditions in the natural gas and oil industry, general economic conditions or other events or factors that our beyond our control. Information about the market price of our common shares since trading commenced on the American Stock Exchange on January 5, 2006 is set forth in Item 5, “Market for Registrant’s Common Equity and Related Shareholder Matters and Issuer Purchasers of Equity Securities - Market Information” in our Annual Report on Form 10-K for the year ended December 31, 2006 incorporated by reference into this prospectus.

In addition, the stock market in general and the market for natural gas and oil exploration companies in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating results or asset values of those companies. These broad market and industry factors may seriously impact the market price and trading volume of our common shares regardless of our actual operating performance. In the past, following periods of volatility in the overall market and in the market price of a company’s securities, securities class action litigation has been instituted against these companies. If this type of litigation were instituted against us following a period of volatility in our common shares trading price, it could result in substantial costs and a diversion of our management’s attention and resources, which could have a materially adverse impact on our operations.

Future issuances of our common shares may adversely affect the price of our common shares.

The future issuance of a substantial number of common shares into the public market, or the perception that such issuance could occur, could adversely affect the prevailing market price of our common shares. A decline in the price of our common shares could make it more difficult to raise funds through future offerings of our common shares or securities convertible into common shares.

Our ability to issue an unlimited number of our common shares under our articles of incorporation may result in dilution or make it more difficult to effect a change in control of the Company, which could adversely affect the price of our common shares.

Unlike most corporations formed in the United States, our Amended and Restated Articles of Incorporation chartered under the laws of the Province of Alberta, Canada permit the board of directors to issue an unlimited number of new common shares without shareholder approval, subject only to the rules of the American Stock Exchange and the Toronto Stock Exchange or any future exchange on which our stock trades. The issuance of a large number of common shares could be effected by our directors to thwart a takeover attempt or offer for us by a third party, even if doing so would benefit our shareholders, which could result in the common shares being valued less in the market. The issuance, or the threat of issuance, of large number of common shares, at prices that are dilutive to the outstanding common shares could also result in the common shares being valued less in the market.

Issuance of the common shares upon exercise of warrants and conversion of convertible debentures, together with additional issuances of common shares to purchasers of our senior secured notes for no additional consideration, will dilute the ownership interest of existing shareholders and could adversely affect the market price of our common shares.

We are obligated to issue a substantial number of common shares upon exercise of outstanding common share purchase warrants and upon conversion of our convertible debentures. Additionally, in connection with the issuance of $73.0 million of senior secured notes in June and September 2005, we issued 6,697,125 common shares to purchasers of our senior secured notes pursuant to subscription receipts. We have the right until June 2007 to issue an additional $10.0 million of senior secured notes, which would require the issuance of additional subscription rights. These issuances will dilute the ownership interest of existing shareholders. Any sales in the public market of the common shares issued upon such exercise of warrants, conversion, or issuance of additional common shares could adversely affect prevailing market prices of our common shares. In addition, the existence of these warrants and convertible debentures may encourage short selling by market participants.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations or forecasts of future events. These statements can be identified by the use of forward-looking words, including “may”, “expect”, “anticipate”, “plan”, “project”, “believe”, “estimate”, “intend”, “will”, “should” or other similar words. Forward-looking statements may include statements that relate to, among other things:

•	Our financial position;

•	Business strategy and budgets;

•	Anticipated capital expenditures;

•	Drilling of wells;

•	Natural gas and oil reserves;

•	Timing and amount of future production of natural gas and oil;

•	Operating costs and other expenses;

•	Cash flow and anticipated liquidity;

•	Prospect development; and

•	Property acquisitions and sales.

Although we believe the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will occur. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from actual future results expressed or implied by the forward-looking statements. These factors include among others:

•	Low and/or declining prices for natural gas and oil;

•	Natural gas and oil price volatility;

•	The risks associated with exploration, including cost overruns and the drilling of non-economic wells or dry holes;

•	Ability to raise capital to fund capital expenditures;

•	The ability to find, acquire, market, develop and produce new natural gas and oil properties;

•	Uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of development expenditures;

•	Operating hazards attendant to the natural gas and oil business;

•	Down hole drilling and completion risks that are generally not recoverable from third parties or insurance;

•	Potential mechanical failure or under-performance of significant wells or pipeline mishaps;

•	Weather conditions;

•	Availability and cost of material and equipment;

•	Delays in anticipated start-up dates;

•	Actions or inactions of third-party operators of our properties;

•	Ability to find and retain skilled personnel;

•	Strength and financial resources of competitors;

•	Federal and state regulatory developments and approvals;

•	Environmental risks;

•	Worldwide political and economic conditions; and

•	Operational and financial risks associated with foreign exploration and production.

You should not unduly rely on these forward-looking statements in this prospectus, as they speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. See the information under the heading “Risk Factors” for some of the important factors that could affect our financial performance or could cause actual results to differ materially from estimates contained in forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling shareholders of the common shares sold pursuant to this prospectus. The selling shareholders who sell their common shares will receive all of the net proceeds from the sale of such common shares. The selling shareholders will not pay any of the expenses incurred in connection with the registration of the common shares, but they will pay all commissions, discounts, and other compensation to any securities broker-dealers through whom they sell any of the common shares.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our articles of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Shares

We have an unlimited number of common shares authorized under our articles of incorporation. We have no other authorized classes of capital stock.

As of December 31, 2006, we had 194,965,436 outstanding common shares. We have reserved 9,581,836 of our common shares for issuance upon exercise or conversion of outstanding warrants and convertible securities, 25.0 million common shares for issuance under our 2002 Stock Option Plan and 5.0 million common shares for issuance under our 2006 Long-Term Stock Incentive Plan. As of December 31, 2006, stock options to purchase 10,472,750 common shares were outstanding and 5,510,300 stock options were available for future grants under the 2002 Stock Option Plan. No option grants have been made under the 2006 Long-Term Stock Incentive Plan.

In addition to the foregoing reserved common shares, we also issued subscription receipts in connection with the issuance of our senior secured notes in June and September 2005, entitling the holders to receive on each of the six, twelve and eighteen-month anniversaries of the note closings, newly issued common shares equal in market value to CDN$4.5 million and CDN$714,286, respectively, based upon then current market prices. We issued a total of 6,697,125 common shares to the purchasers of our senior secured notes. Additionally we have the right until June 2007 to issue an additional $10.0 million of senior secured notes, which would require the issuance of additional subscription rights. We may also be required to issue additional common shares to GeoStar in the future based on the results of certain East Texas drilling.

Our common shares trade on the American Stock Exchange under the symbol “GST” and on the Toronto Stock Exchange under the symbol “YGA”.

Common Share Purchase Warrants

As of December 31, 2006, we had warrants outstanding to acquire 2,732,521 common shares of our common stock as follows:

Outstanding in Connection with:	Number of Warrants	Exercise Price	Date Granted	Expiration Date
$3.25 million private placement of 10% unsecured subordinated notes	232,521	$2.76 -3.03	04/20/04 -07/12/04	04/20/09 -07/12/09
$25.0 million private placement of 15% senior notes	2,500,000	$3.55	10/13/04	10/13/07

Subscription Receipts

In addition to 1,423,623 of our common shares issued to purchasers of $73.0 million of our senior secured notes upon issuance of the notes, we issued subscription receipts to the purchasers entitling them to receive for no additional consideration a number of common shares on each of the six, twelve and eighteen-month anniversary dates of the issuance dates of the senior secured notes. Subscription receipts were issued entitling the holders of the initial $63.0 million of senior secured notes to be issued for no additional consideration on each such December 19, 2005, June 19, 2006 and December 18, 2006. Additional subscription receipts were issued in connection with issuance of $10.0 million of additional senior secured notes entitling the holders to be issued for no additional consideration on each such March 20, 2006, September 18, 2006 and March 19, 2007. In total, 6,697,125 common shares were issued to purchasers of our senior secured notes.

We have the right under certain circumstances to require purchasers of our senior secured notes to purchase up to an additional $10.0 million principal amount of our senior secured notes on certain dates on or prior to June 16, 2007. See “Description of Our Indebtedness—Senior Secured Notes”. If additional notes are issued, the purchasers will also be entitled to receive, for no additional consideration and on similar terms as those previously issued to the purchasers, on the issuance date of the additional senior secured notes and on each of the six, twelve and eighteen-month anniversary dates of the additional notes issuance dates, additional common shares and subscription receipts for common shares in an aggregate number equal to one-fourteenth of the principal amount of the additional notes being issued (expressed in Canadian dollars assuming for this purpose only a one for one conversion ratio with the U.S. dollar principal amount) divided by the five-day weighted average trading price of common shares immediately prior to such date on the principal market or exchange where such common shares trade.

Under the terms of the securities purchase agreement with the purchasers of the senior secured notes, we may not at any time issue common shares to any purchaser of these securities to the extent the issuance of common shares would cause the purchaser and its affiliates to beneficially own more than 9.9% of our outstanding common shares. In addition, until shareholder approval is obtained, the aggregate common shares issuable pursuant to securities purchase agreement, including those issuable pursuant to the subscription receipts, are limited to the maximum number that may be issued without breaching our obligations under the rules and regulations of the exchanges where our common shares trade, which currently are the American Stock Exchange and the Toronto Stock Exchange. In the event our issuances reach that maximum, the issuances to note holders would be proportionately reduced, and we would be required to pay cash for such unissued shares based on the formula for determining the number of common shares required to be issued. Based on our recent trading prices and the rules of the American Stock Exchange and the Toronto Stock Exchange in effect as of the date of this prospectus, we do not expect that issuances of common shares pursuant to our outstanding subscription receipts will be limited by this cap on the maximum number of common shares issuable. In the event of a change of control or upon a sale of substantially all of our assets or a reorganization or merger where we are not the surviving entity, the purchasers may require the Company to accelerate the issuance of our common shares pursuant to the subscription receipts.

Voting Rights

Holders of our common shares are entitled to vote at all meetings of our shareholders, with each share having one vote.

Our board of directors must call an annual meeting of shareholders to be held not later than 15 months after the last preceding annual meeting of shareholders and may, at any time, call a special meeting of shareholders. For purposes of determining the shareholders who are entitled to receive notice of a meeting of shareholders, the board of directors may, in accordance with the Business Corporations Act (Alberta) and National Instrument 54-101, fix in advance a date as the record date for that determination of shareholders, but that record date may not be more than 50 days or less than 35 days before the date on which the meeting is to be held.

The guidelines of National Instrument 54-101 and the provisions of the Business Corporations Act (Alberta) provide that notice of the time and place of a meeting of shareholders must be sent to each shareholder entitled to vote at the meeting, each director and to our auditors, not more than 50 days and not less than 21 days prior to the meeting. Our bylaws provide that a quorum of shareholders is present at a meeting if at least 5% of the common shares entitled to vote at a meeting are present in person or by proxy. A shareholder may participate in a meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other.

In the case of joint shareholders, one of the holders present at a meeting may, in the absence of the other holder(s) of the common shares, vote the common shares. If two or more joint shareholders are present in person or by proxy, then they are to vote as one on the common shares held jointly by them. If there is a disagreement between joint shareholders, they are considered to have abstained from voting.

Amendments to Articles of Incorporation and Bylaws

An amendment to our Amended and Restated Articles of Incorporation requires the approval of not less than two-thirds of the votes cast by the holders of our common shares at a meeting of the shareholders.

An amendment to our bylaws requires the approval of not less than 51% of the votes cast by the holders of our common shares at a meeting of the shareholders.

Dividends

Our shareholders are entitled to receive such dividends and other distributions on our common shares as the board of directors declares from time to time. Pursuant to the provisions of the Business Corporations Act (Alberta), we may not declare or pay a dividend if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital of all classes. We may pay a dividend by issuing fully paid common shares, or in money or property. If common shares of a subsidiary or affiliate of Gastar are issued in payment of a dividend, the declared amount of the dividend stated as an amount of money will be added to the stated capital account maintained or to be maintained for common shares of the class or series issued in payment of the dividend. We do not expect to pay any dividends to our shareholders for the foreseeable future, but intend to retain any future earnings for our operational and other cash needs. Further, our current senior secured notes prohibit us from paying cash dividends for so long as the notes remain outstanding.

No Preemption Rights; Limited Restrictions on Directors’ Authority to Issue Common Shares

Existing shareholders have no rights of preemption or first refusal under our articles of incorporation or under the laws of Alberta with respect to future issuances of our common shares. Subject to the policies of the American Stock Exchange and the Toronto Stock Exchange, our board of directors has the authority to issue additional common shares. The policies of the Toronto Stock Exchange stipulate that the issuance price must not be lower than the market price, less the maximum prescribed discount (which varies based on the market price), and that an exercise or conversion price of convertible securities must not be lower than the market price on the date of the issuance of the security.

Board of Directors; Election and Removal of Directors

Holders of our common shares at each annual general meeting of shareholders are required to elect directors to hold office for a term expiring not later than the close of the next annual general meeting of shareholders unless a director resigns, dies or is required to resign pursuant to a regulatory ruling (for example, if a director has violated disclosure or insider reporting provisions of the applicable securities laws and has received regulatory penalties for such violations which include prohibiting the director from serving on the board). The board of directors may fill vacancies and, as provided by our articles of incorporation, may also appoint additional directors between annual general meetings of shareholders, but the number of additional directors so appointed may not exceed the number that is one-third of the number of directors appointed at the last annual general meeting of shareholders.

At least half of our directors must be resident Canadians, unless we earn less than 5% of our consolidated gross revenues (as shown in our consolidated financial statements as at the end of our most recently completed financial period) in Canada, in which case at least one-third of our directors must be resident Canadians. For the fiscal year ending December 31, 2006, we derived less than 5% of our consolidated gross revenues from sources in Canada; consequently, only one-third of our directors are required to be resident Canadians.

Any director may convene a meeting of directors. A minimum of 48 hours notice must be given before a meeting of directors. A majority of the directors constitutes a quorum at a meeting of directors. Every resolution submitted to a meeting of directors is decided by a vote of a majority of the directors participating in the meeting and the declaration of the chairman of the meeting on the result of the vote is final. In the case of a tie vote, the chairman does not have a tie-breaking vote.

Conflicts of Interest

A director who is a party to a material contract or proposed material contract with us, or who has a material interest in any person who is a party to a material contract or proposed material contract with us, is required to disclose in writing to us or request to have entered in the minutes of meetings of the directors the nature and extent of his interest.

A director who has a material interest in a material contract or proposed material contract with us cannot vote on any resolution to approve the contract unless the contract is:

•	An arrangement by way of security for money lent to or obligations undertaken by him, or by a body corporate in which he has an interest, for the benefit of Gastar or an affiliate;

•	A contract relating primarily to his remuneration as a director, officer, employee or agent of Gastar or an affiliate;

•	A contract for indemnity or insurance; or

•	A contract with an affiliate.

Subject to a solvency test imposed by the Business Corporations Act (Alberta), to the U.S. securities laws described below and to the Securities Purchase Agreement related to our senior secured notes, we may give financial assistance by means of a loan, guarantee or otherwise to:

•	Any person on account of expenditures incurred or to be incurred on behalf of Gastar;

•	To employees of Gastar or any of its affiliates to enable or assist them to purchase accommodation for their occupation; and

•	In accordance with a share purchase or option scheme.

The fact that a person is a director does not prevent us from providing him with such financial assistance if the director would otherwise qualify for it.

Under the U.S. securities laws, we are prohibited from directly or indirectly extending or maintaining credit, arranging for the extension of credit or renewing an extension of credit, in the form of a personal loan to or for any of our directors or executive officers , except in certain circumstances. This prohibition does not apply to extensions of credit maintained by us on July 30, 2002, but applies to any renewal or material modification of such existing credit.

Anti-takeover Laws

In Canada, takeovers are governed by provincial securities laws and the rules of applicable stock exchanges. While the rules may vary among the provinces, a party who acquires 10% of the voting or equity securities of any class of a company will generally be deemed to be an insider of that company and will, among other things, be required to file both a news release and a prescribed form with applicable provincial regulatory authorities. The purchaser (including any party acting jointly or in concert with the purchaser) will be prohibited from purchasing any additional securities of the class of the target company previously acquired for a period commencing on the occurrence of an event triggering the filing requirement and ending on the expiry of one business day following the filing. This filing process, and the associated prohibition on further acquisition, will also apply in respect of every additional 2% or more of the target company’s securities of the same class that are subsequently acquired, provided that the prohibition on further acquisition does not apply to a purchaser that owns 20% or more of the outstanding securities of that class.

An offer to acquire outstanding voting or equity securities of a class, where the securities subject to the offer, together with the offeror’s securities, constitute in the aggregate 20% or more of the outstanding securities of that class of securities at the date of the offer, will trigger the take-over bid provisions of applicable provincial securities legislation (and, if applicable, the rules of applicable stock exchange(s)). Unless the bid is otherwise exempt, a take-over bid will require the bidder to prepare and mail to each shareholder a circular outlining the details of the bid and instructions regarding the tendering of the target common shares. While a target company will generally provide a shareholder list to a bidder, there may be circumstances in which the bidder will need to go to court to obtain one, resulting in a delay in the process. Each shareholder must be offered the same consideration for its common shares and the offer must be left open for at least 35 days. Depending on the circumstances and the parties involved, valuations of the target company and its operations may be required in support of the bid.

In addition to the foregoing, certain other Canadian legislation may limit a Canadian or non-Canadian entity’s ability to acquire control over or a significant interest in us, including the Competition Act (Canada) and the Investment Canada Act (Canada). Issuers may also approve and adopt shareholder rights plans or other defensive tactics designed to be triggered upon the commencement of an unsolicited bid and make the company a less desirable take-over target.

Limitation of Liability and Indemnification

The Business Corporations Act (Alberta) and our bylaws provide that we will indemnify each of our directors and officers and any person who acts or acted at our request as a director or officer of a corporate body of which we are or were a shareholder or creditor, and the heirs and legal representatives of each of them, against all costs, charges and expenses reasonably incurred by such director, officer or person, and their respective heirs or legal representatives, in respect of any action or proceeding to which any of them is made a party by reason of such director, officer or person being or having served in that position, if: (1) the director, officer or person acted honestly and in good faith with a view to the best interests of us; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director, officer or person had reasonable grounds for believing that his conduct was lawful. As used above, “costs, charges and expenses” includes but is not limited to the fees, charges and disbursements or legal counsel on an as-between-a solicitor-and-the-solicitor’s-own-client basis and an amount paid to settle an action or satisfy a judgment. These indemnities will continue in effect after the director or officer resigns his position or his position is terminated for any reason.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the indemnification arrangements described above, the SEC is of the opinion that this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

On December 13, 2006, our board of directors approved an indemnity agreement, and we entered into such indemnity agreements on December 13, 2006 with our directors and certain executive officers.

Further, on December 13, 2006, our board of directors approved changes to our bylaws. Such changes were to clarify the indemnification rights of the directors and officers within Article VIII of the bylaws as set forth in summary below:

•	Mandatory advancement of expenses to directors/officers with respect to indemnification for proceedings;

•	Mandatory indemnification to directors/officers, subject to court approval, for actions brought by or in the name of the Company;

•	Indemnification for expenses incurred in respect of threatened litigation; and

•	Entitlement to payment of attorneys fees that directors/officers incur in litigating with the Company and their right to receive indemnity payments from us whether successful or not.

The foregoing rights/entitlements are subject to the director/officer meeting the following standard of conduct:

(a)	The director/officer acting honestly and in good faith with a view to the best interests of the Company; and

(b)	In the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director/officer having reasonable grounds for believing that the director’s/officer’s conduct was lawful.

All bylaw changes approved by our board of directors are permissible and are provided for pursuant to the Business Corporations Act (Alberta) and are subject to shareholder approval at the next annual meeting of shareholders to be held in June 2007.

Voluntary Liquidation and Dissolution

If we are depleted of resources and unable to meet our liabilities and ongoing continuous disclosure obligations under the Business Corporations Act (Alberta), our directors may propose, or a shareholder who is entitled to vote at an annual general meeting of shareholders may make a proposal for the voluntary liquidation and dissolution of Gastar.

A company may liquidate and dissolve upon receiving the approval of the shareholders by special resolution at a meeting duly called and held. Approval of a special resolution requires the affirmative vote of not less than two-thirds of the votes cast by the shareholders present at the meeting or by proxy.

Upon shareholder approval of dissolution by special resolution, the company would discharge all of its liabilities and thereafter distribute all of the assets remaining, if any, pro rata to all of the shareholders of the company. Articles of Dissolution would then be sent to the Registrar appointed under the Business Corporations Act (Alberta) and the Registrar would issue a Certificate of Dissolution. The company would cease to exist on the date shown in the Certificate of Dissolution.

Listing

Our common shares are listed on the American Stock Exchange under the symbol “GST” and on the Toronto Stock Exchange under the symbol “YGA”.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares are CIBC Mellon Trust Company, at its principal office in Toronto, Ontario at 320 Bay Street, Box 1, Toronto, Ontario, M5H 4A6.

Tax Issues

For a discussion of the material Canadian and U.S. federal income tax considerations, including withholding provisions and applicable treaties, associated with the ownership of our common shares by U.S. residents, please see “Material Income Tax Consequences”.

Other Canadian Laws Affecting U.S. Shareholders

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments by us to non-residents of Canada. Dividends paid to U.S. tax residents, however, are subject to a 15% withholding tax (or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting common shares of the corporation) pursuant to Article X of the reciprocal tax treaty between Canada and the United States. Please see “Material Income Tax Consequences”.

There are no limitations specific to the rights of non-residents of Canada to hold or vote our common shares under the laws of Canada or the Province of Alberta, or in our articles of incorporation or bylaws, other than those imposed by the Investment Canada Act (Canada) as discussed below.

Non-Canadian investors who acquire a controlling interest in us may be subject to the Investment Canada Act (Canada), which governs the basis on which non-Canadians may invest in Canadian businesses. Under the Investment Canada Act (Canada), the acquisition of a majority of the voting interests of an entity (or of a majority of the undivided ownership interests in the voting common shares of an entity that is a corporation) is deemed to be an acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting common shares of a corporation (or of an equivalent undivided ownership interest in the voting common shares of the corporation) is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of the voting common shares. The acquisition of less than one-third of the voting common shares of a corporation (or of an equivalent undivided ownership interest in the voting common shares of the corporation) is deemed not to be acquisition of control of that corporation.

Registration Rights

We have agreed to register the resale of our common shares issued or issuable to certain of our security holders under the Securities Act of 1933, including the common shares offered by this prospectus. In some cases, we are also required to qualify such resales under applicable state securities laws. In the event of our election to issue additional senior secured notes, we agreed to file a registration statement within 30 days, and to use our best efforts to cause such a registration statement to become effective within 120 days, of such issuance related to the resale of any common shares issuable in connection with the additional notes.

We will be required to pay penalties to holders of our senior secured notes in the event the registration statement of which this prospectus is a part ceases to be effective following its effectiveness and the expiration of certain grace periods. Similar penalties will apply for additional registration statements that may be required to register any of the common shares issued or issuable to holders of our senior secured notes. These penalties include a cash interest penalty based on the market trading value of the common shares at the time of issuance to the note holders of 1.0% per month for each month that we are not in compliance with the registration requirements. In the event that a registration statement covering any common shares issued or issuable to the note holders required to be filed by us is not declared effective on or before the applicable deadline for effectiveness, then, in addition to the applicable cash payments described above, we will be required to pay the note holders a per share amount in cash equal to the difference, if positive, by subtracting the five-day weighted average trading price of common shares on the principal market or exchange where such common shares trade for the period immediately preceding the date on which the registration statement is declared effective by the Securities and Exchange Commission, from the applicable five-day weighted average trading price for the period immediately preceding the five-day weighted average trading price of common for the period immediately preceding the applicable deadline for effectiveness.

We have also granted demand registration rights to Chesapeake with respect to the common shares that they beneficially own. In addition, Chesapeake has the right to require us to register the resale of their common shares, subject to limitations imposed by potential underwriters, in the event we determine to file a registration statement under the Securities Act of 1933, as amended, other than the registration statement of which this prospectus is a part. GeoStar has been granted registration rights similar to those granted to the holders of the senior secured notes, other than the penalty provisions. These rights have been waived with respect to the registration statement of which this prospectus forms a part.

MATERIAL INCOME TAX CONSEQUENCES

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief discussion of certain taxes, including withholding provisions, to which U.S. shareholders are subject under existing laws and regulations of Canada and the United States. The consequences, if any, of state and local taxes are not considered. The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.

Canadian Federal Income Tax Consequences Associated with our Common Shares

General. The following is a summary of the principal Canadian federal income tax consequences generally applicable in respect of the ownership of our common shares. The tax consequences to any particular holder of our common shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States and are subject to United States tax, are not (and have never been) resident in Canada, hold their common shares as capital property and do not (and will not) use or hold their common shares in, or in the course of, carrying on business in Canada. For purposes of this discussion, a non-resident holder means a holder of our common shares who does not reside in Canada.

The following general discussion in respect of taxation is based upon management’s understanding of the rules. No opinion was requested by us, or has been provided by our counsel or auditors, with respect to the Canadian income tax consequences described in the following discussion.

Dividend Withholding. We have not paid dividends on our common shares in any of the past three years and have no plans to pay dividends in the foreseeable future. Canadian federal tax legislation would require a 25% withholding from any dividends paid or deemed to be paid to our non-resident shareholders. However, shareholders resident in the United States and subject to United States tax would generally have this rate reduced to 15% pursuant to the tax treaty between Canada and the United States. The withholding tax rate on the gross amount of dividends is reduced to 5% if the beneficial owner of the dividend is a U.S. corporation which owns at least 10% of our voting stock.

The amount of stock dividends paid to non-residents of Canada would be subject to withholding tax at the same rate as cash dividends. The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which our paid-up capital had increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders in the event of such a stock dividend.

Capital Gains. A non-resident who holds common shares as capital property generally will not be subject to Canadian taxes on capital gains realized on the disposition of such common shares unless the common shares are “taxable Canadian property” within the meaning of the Income Tax Act (Canada), and no relief is afforded under any applicable tax treaty. Common shares generally will not be taxable Canadian property of a shareholder of us unless, at any time during the five-year period immediately preceding a disposition of such common shares, not less than 25% of the issued common shares of any class or series of our capital stock belonged to persons with whom the shareholder did not deal at arm’s length, or to the shareholder together with such persons or unless the common shares were acquired by the holder in one of several tax deferred exchanges for common shares which were themselves taxable Canadian property.

A non-resident shareholder whose common shares constitute taxable Canadian property and who is a resident of the United States for purposes of the tax treaty between Canada and the United States generally would be exempt from Canadian tax on any capital gain realized on a disposition of those common shares in any event, provided the common shares do not derive their value primarily from Canadian real property (including Canadian resource properties). Management is of the view that common shares do not derive their value primarily from Canadian real property.

SELLING SHAREHOLDERS

The selling shareholders may from time to time offer and sell pursuant to this prospectus all of the common shares covered by this prospectus, including shares issuable upon exercise of warrants, conversion of the convertible debentures and pursuant to subscription receipts. The selling shareholders may not offer or sell any of the warrants, convertible debentures or subscription receipts pursuant to this prospectus.

This prospectus relates to the offer and sale, from time to time, of up to 23,693,644 common shares of Gastar Exploration Ltd. issuable to the selling shareholders listed below. The common shares being offered by the selling shareholders are outstanding, issuable upon conversion of the convertible debentures, issuable pursuant to outstanding subscription receipts and upon exercise of warrants as follows:

•	1,049,038 common shares issued upon exercise of warrants that were granted in connection with the private placement of working interests in September 2002;

•

232,521 common shares to be issued upon exercise of warrants that were granted in connection with the private placement of $3.25 million of 10% subordinated unsecured notes payable in April and September 2004;

•	510,525 common shares to be issued upon exercise of placement agent warrants that were granted in connection with the private placement of $15.0 million of 15% unsecured senior notes in June 2004;

•

1,989,475 common shares to be issued upon exercise of placement agent warrants that were granted in connection with the private placement of $10.0 million of 15% unsecured senior notes in October 2004;

•

237,792 common shares to be issued upon exercise of placement agent warrants that were granted in connection with the private placement of $30.0 million of 9.75% convertible senior unsecured debentures in June 2004, which expired in May 2006;

•

21,948 common shares issued in February 2006 upon exercise of placement agent warrants that were granted in connection with the private placement of $30.0 million of 9.75% convertible senior unsecured debentures in 2004;

•	6,488,584 common shares to be issued upon conversion of $30.0 million of 9.75% convertible senior unsecured debentures issued in November 2004;

•	1,217,269 common shares issued in June 2005 in connection with the private placement of $63.0 million of senior secured notes in June 2005;

•

1,082,105 common shares issued in December 2005 to the purchasers of the Senior Secured Notes on the six-month anniversary of the original $63.0 million note issuance pursuant to subscription receipts;

•	1,607,143 common shares issued in June 2006 to the purchasers of the Senior Secured Notes on the twelve-month anniversary of the original $63.0 million note issuance pursuant to subscription receipts;

•

1,800,000 common shares issued in December 2006 to the purchasers of the Senior Secured Notes on the eighteen-month anniversary of the original $63.0 million note issuance pursuant to subscription receipts;

•	206,354 common shares issued in September 2005 in connection with the private placement of an additional $10.0 million of senior secured notes in September 2005;

•	152,299 common shares issued in March 2006 to the purchasers of Senior Secured Notes on the six-month anniversary of the additional $10.0 million notes issuance pursuant to subscription receipts;

•

256,016 common shares issued in September 2006 to the purchasers of the Senior Secured Notes on the twelve-month anniversary of the additional $10.0 million notes issuance pursuant to subscription receipts;

•	375,939 common shares issued in March 2007 to the purchasers of Senior Secured Notes on the eighteen-month anniversary of the additional $10.0 million notes issuance pursuant to subscription receipts;

•	6,466,636 common shares issued in a private placement in June 2005.

Certain of the warrants described above may have expired according to the terms of the warrants.

This prospectus has not been filed in respect of, and will not qualify, any distribution of the common shares covered by this prospectus in any province in the territory of Canada.

The following table sets forth certain information concerning the number of common shares beneficially owned by each of the selling shareholders. The first numerical column sets forth the number of common shares beneficially owned by each of the selling shareholders prior to this offering, assuming the full exercise of all warrants, the conversion of all convertible debentures held by such shareholder and the estimated number of common shares issuable to such shareholders pursuant to outstanding subscription receipts. The second numerical column sets forth the number of common shares being offered each selling shareholder pursuant to this prospectus. The third numerical column sets forth the number of common shares to be owned by each of the selling shareholders upon completion of this offering, assuming the sale of all common shares offered by this prospectus.

We prepared this table based on the information furnished to us by the selling shareholders named in the table below, and we have not sought to verify such information. This table only reflects information regarding selling shareholders who furnished such information to us. We expect that we will update this table as we receive more information from shareholders who have not yet furnished the requested information to us. Information regarding selling shareholders not named as of the date hereof and information regarding transferees of named selling shareholders will be set forth in supplements to this prospectus or, if required by applicable law, amendments to the related registration statement, in each case upon request and provision of all required information to us. Information regarding named selling shareholders may change from time to time after the date of this prospectus. Any changed information will be set forth in prospectus supplements or, if required by applicable law, amendments to the related registration statement if and when necessary. In addition, upon our being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus specifically naming such donee. No offer or sale pursuant to this prospectus may be made by a shareholder unless that holder is named in the table below, in a supplement to this prospectus or, if required by applicable law, in an amendment to the related registration statement that has become effective.

Any or all of the common shares offered hereby may be offered for sale pursuant to this prospectus by the selling shareholders from time to time. Please see “Plan of Distribution”. Accordingly, no estimate can be given as to the amounts of common shares that will be held by the selling shareholders upon consummation of any such sales. We have assumed for purposes of the table below that all of the selling shareholders will sell all of the common shares offered hereby pursuant to this prospectus. In addition, the selling shareholders named below may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their warrants, convertible debentures and subscription receipts and the underlying common shares since the date on which the information regarding their beneficial ownership of common shares was provided to us.

Except as otherwise noted, beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Accordingly, a person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days from December 31, 2006 upon the exercise of warrants or options or upon the conversion of the convertible debentures. Each beneficial owner’s percentage is determined by assuming that warrants or conversion rights that are held by that person, but not those held by any other person, and which are exercisable within 60 days from December 31, 2006, have been exercised. Unless otherwise indicated and subject to community property laws where applicable, we believe that each selling shareholder, and the named individual who is registering common shares held in a revocable trust or individual retirement account, has sole voting and investment power over all common shares reported as beneficially owned by such selling shareholder.

Common shares and subscription receipts issued for no additional consideration to purchasers of our senior secured notes in June and September 2005 were issued pursuant to a securities purchase agreement dated June 16, 2005, as amended. The material terms set forth in the securities purchase agreement are described in this prospectus under “Description of Capital Stock—Subscription Receipts”. The holders of our senior secured notes also have rights to require us to register the resale of common shares received in connection with the purchase of senior secured notes, as described in this prospectus under “Description of Capital Stock—Registration Rights”. Under the terms of the securities purchase agreement with respect to the senior secured notes and the related common shares, we may not at any time issue common shares to any of the purchasers of these securities to the extent such issuance would cause the purchaser, together with its affiliates, to beneficially own more than 9.99% of our then outstanding common shares.

Except as set forth below, to our knowledge, none of the selling shareholders has, or within the past three years has had, a material relationship with us or any of our affiliates, other than their ownership of securities as described below and the transactions contemplated by the agreements providing for the issuance of these securities as described in this prospectus. Unless otherwise noted, no selling shareholder would beneficially own 1% or more of the outstanding common shares following the sale of all shares offered hereunder.

The number of common shares set forth below sets forth as shares offered hereunder the aggregate of 23,693,644 common shares initially offered on a delayed or continuous basis under the registration statement to which this prospectus relates. The table also reflects beneficial ownership as of December 31, 2005, except for selling shareholders who have advised Gastar since such date of private transfers of shares to newly listed affiliated selling shareholders, which transfers are reflected in the table. In addition, some of the shares reflected below as beneficially owned and as offered hereunder may have been offered and sold by listed selling shareholders pursuant to the previous form of effective prospectus filed as part of the registration statement. As a result, some of the selling shareholders listed below may beneficially own fewer shares than reflected in the table below as of the date of this prospectus.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Number of Common Shares Offered Hereunder	Number of Outstanding Common Shares Owned After Completion of Offering
Advantage Advisors Catalyst International (8)(32)	18,200	15,000	3,200
Advantage Advisors Catalyst Partners LP (8)(32)	24,000	20,000	4,000
Aegon Capital Management Inc. (6)(33)	102,740	102,740	—
Amethyst Arbitrage Fund (7)(34)	182,648	182,648	—
Amethyst Arbitrage Trading Ltd. (7)(34)	65,069	65,069	—
Anne L. Boucher UTMA (7)	6,849	6,849	—
Aran Asset Management SA (9)	219,247	184,247	35,000
Arthur & Deborah Ablin CRUT (7)	11,416	11,416	—
Arthur Ablin IRA (7)	45,662	45,662	—
Atlas Master Fund Ltd. (8)(35)	141,509	141,509	—
Bruce Macfarlane (7)	11,416	11,416	—
Byron A. Adams, Jr. (8)	71,200	60,000	11,200
Canlis Family Living Trust (7)(36)	17,123	17,123	—
Carol A. Chaffin Rev. Tr. (2)	7,093	7,093	—
Carolyn A. Hougan (1)	5,128	5,128	—
Caerus Partners LLC (6)(26)	45,662	45,662	—
Chandler Hudson (7)	3,425	3,425	—
Clifford A. Cantrell, Rev. Tr. (2)(37)	214,085	14,085	200,000
Cyrus Opportunities Master Fund II, Ltd. (10)(11)	529,517	529,517	—
D. Jackson Coleman (7)	6,849	6,849	—
Donald A. Wright (8)	150,000	150,000	—
Donald Marquardt (1)	21,037	21,037	—
Duncan Karcher and Cheryl Thellman (7)	3,425	3,425	—
E. William Richardson, Trust dtd 12/16/89 (1)(38)	7,194	7,194	—
Edward C. Droste (2)	7,143	7,143	—
Edwin L. Wolff, Rev. Tr. (1)	110,313	30,000	80,313
Eric C. Johnson (1)	5,326	5,326	—
Evan Jonovic IRA (12)	70,662	70,662	—
Fidelity Commonwealth Trust: Fidelity Small Cap Stock Fund (8)(27)(39)	2,537,507	1,509,607	1,027,900
Fidelity Securities Fund: Fidelity Small Cap Value Fund (8)(27)(39)	3,098,011	2,264,411	833,600
Fledgling Associates LLC (13)	545,662	545,662	—
Global Gestion (6)(40)	104,662	45,662	59,000
Grey K Fund LP (8)(41)	56,604	56,604	—
Grey K Offshore Fund Ltd. (8)(42)	84,905	84,905	—
Heritage Mark Foundation (15)(43)	131,164	131,164	—
HFTP Investment L.L.C. (16)(26)	2,014,106	2,014,106	—
Ingalls & Snyder Value Partner, L.P. (17)(27)	1,700,000	1,700,000	—
Ironman Energy Capital, L.P. (8)(44)	280,000	280,000	—
J. Frederik Berg, Jr. (7)	7,991	7,991	—
James & Nancy C. Hanna Jt. Ten. (2)	7,169	7,169	—
Jane M. Coleman (7)	6,849	6,849	—
JMM Trading LP (8)(45)	286,000	286,000	—
John & Jane Cefaly (7)	22,831	22,831	—
John C. Gilmer (7)	43,379	43,379	—
John E. & Lydia E. Olivia, Jt. Ten. (2)	6,850	6,850	—
John Kirincich IRA (7)	45,662	45,662	—
John S. Poindexter III (2)	263,429	7,143	256,286
Jose C., Jr. MD & Tina Dominguez (2)	6,780	6,780	—
Judith S. Hart Living Trust (1)	13,966	13,966	—
Kamal Sirageldin (7)	5,708	5,708	—
Kevin Coccetti (2)(27)	27,247	7,247	20,000
Kevin Kirn (7)	3,425	3,425	—
Kings Road Investment Ltd. (29)	1,569,863	1,569,863	—
Leo J. & Jean E. Hertzog, JTWROS (2)	144,928	144,928	—
Leonardo, L.P. (18)(28)	2,658,547	2,658,547	—
Lieba Blask (7)	4,566	4,566	—
Linda G. McEwen (2)	6,645	6,645	—
Lionel K. Conacher Limited (6)	20,548	20,548	—
Martin Solomon (19)	47,831	47,831	—
Mary Lou Richardson Trust dtd 09/27/95 (1)(38)	9,020	9,020	—
Matt & Sharlene Klein Trust (2)(47)	38,023	3,301	34,722
McCulloch Rev. Tr. (1)	91,905	40,000	51,905
Michael E. & Christine A. Pacanowsky (1)	25,000	25,000	—
Michael S. Needleman (8)	10,000	10,000	—
Middlemarch Partners Limited (6)(50)	365,297	365,297	—
MM&P Holdings, a California partnership (7)(51)	37,397	27,397	10,000
Monty & Paula Franssen, Rev. Tr. (1)	88,500	25,000	63,500
Nancy M. Dana (7)	17,123	17,123	—

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Number of Common Shares Offered Hereunder	Number of Outstanding Common Shares Owned After Completion of Offering
Nicholas DiGiorgio (7)	45,662	45,662	—
Neil Janovic (20)	70,662	70,662	—
Nikolaos Monoyios, IRA (21)	314,155	314,155	—
Nite Capital LP (8)(52)	72,500	72,500	—
North Pole Capital Master Fund (6)(53)	445,205	445,205	—
Patricia Katherine Magette, Rev. Tr. dtd 06/08/05 (1)	25,500	25,500	—
Paul T. Hackspiel (2)	6,994	6,994	—
Pete A. & Maureen P. Botting (1)	78,285	78,285	—
Polaris Energy Offshore Master Fund (6)(54)	45,662	45,662	—
Pritchard Capital Partners, LLC (5)(30)	21,948	21,948	—
Promethean I Master Ltd. (14)(26)	1,277,456	1,277,456	—
Promethean II Master, L.P. (24)(26)	478,856	478,856	—
Puls Family Trust (2)(55)	7,143	7,143	—
Quentin Boucher, Jr. UTMA (7)(56)	4,566	4,566	—
RAB Energy Fund Ltd. (8)(57)	300,000	300,000	—
Rappaport Gamma LP (1)(58)	488,550	488,550	—
Rene Rodriquez-Sains (7)	7,991	7,991	—
Richard A Groenendyke Jr. (7)	15,982	15,982	—
Ridgecrest Partners LP (8)(59)	3,500	3,000	500
Ridgecrest Partners Ltd. (8)(32)	14,400	12,000	2,400
Ridgecrest Partners QP LP (8)(59)	89,900	80,000	9,900
Ritchie Energy Trading Ltd. (7)(60)	1,214,612	1,214,612	—
Robert & Joan Burke (7)	3,425	3,425	—
Robert Gillcash (7)	6,849	6,849	—
Robert J. & Ruth J. Fink (1)	59,120	25,000	34,120
Ronald A. Johnson (1)	5,757	5,757	—
S. M. Foote CRUT #1 (7)	6,849	6,849	—
Sanford B. Prater (8)	20,000	20,000	—
Schwencke LLC (1)(61)	244,275	244,275	—
Sherif Sirageldin (7)	5,708	5,708	—
Stephen B. & Deborah P. Moore (7)	2,283	2,283	—
TD Asset Management Inc. (22)(27)(62)	500,093	219,593	280,500
Thomas Beug (7)	6,849	6,849	—
Thomas O. Boucher IRA (7)	22,831	22,831	—
U.S. Global Investors Global Resources Fund (23)(27)(63)	942,466	942,466	—
Valerie A. Brackett (7)	228,311	228,311	—
Wayzata Recovery Fund LLC (25)(64)	850,515	850,515	—
Westwind Partners Inc. (5)(27)(65)	237,792	237,792	—

	26,711,690	23,693,644	3,018,046

The following defined terms are used in the footnotes set forth below:

$15.0 Million 15% Unsecured Senior Notes Placement Agent Shares means common shares being offered consists of common shares to be issued upon exercise of placement agent warrants that were granted in connection with the private placement of $15.0 million of 15% unsecured senior notes in June 2004.

$10.0 Million 15% Unsecured Senior Notes Placement Agent Shares means common shares being offered consists of common shares to be issued upon exercise of placement agent warrants that were granted in connection with the private placement of $10.0 million of 15% unsecured senior notes in June 2004.

(1)	Common shares being offered consists of common shares that have been issued upon exercise of warrants that were granted in connection with the private placement of working interests in September 2002.
(2)	Common shares being offered consists of common shares to be issued upon exercise of warrants that were granted in connection with the private placement of $3.2 million of 10% subordinated unsecured notes payable in April and September 2004.
(3)	Common shares being offered consists of common shares to be issued upon exercise of placement agent warrants that were in granted connection with the private placement of $15.0 million of 15% unsecured senior notes in June 2004, which were acquired in a secondary transaction from the placement agent (“Secondary $15.0 Million 15% Unsecured Senior Notes Placement Agent Shares”).
(4)	Common shares being offered consists of common shares to be issued upon exercise of placement agent warrants that were in granted connection with the private placement of $10.0 million of 15% unsecured senior notes in June 2004, which were acquired in a secondary transaction from the placement agent (“Secondary $10.0 Million 15% Unsecured Senior Notes Placement Agent Shares”).
(5)	Common shares being offered consists of common shares to be issued upon exercise of placement agent warrants that were in granted in connection with the private placement of $30.0 million of 9.75% convertible senior unsecured debentures issued in November 2004 (“$30.0 Million Underlying Convertible Debenture Placement Agent Shares”).
(6)	Common shares being offered consists of common shares to be issued upon conversion of $30.0 million of 9.75% convertible senior unsecured debentures issued in November 2004, which were acquired in a secondary transaction through the placement agent (“$30.0 Million Underlying Convertible Debenture Shares”).
(7)	Common shares being offered consists of common shares to be issued upon conversion of $30.0 million of 9.75% convertible senior unsecured debentures issued in November 2004, which were acquired in a secondary transaction (“Secondary $30.0 Million Underlying Convertible Debenture Shares”).
(8)	Common shares being offered consists of common shares that have been issued in a private placement in June 2005 (“2005 Private Placement Shares”).
(9)	Common shares being offered consists of 34,247 $30.0 Million Underlying Convertible Debenture Shares (Note 8) and 150,000 Private Placement Shares (Note 14). Michael C. Thalmann, Chairman and CEO, holds voting and dispositive powers with respect to the offered securities.
(10)	Common shares being offered consist of 529,517 common shares issued to the purchasers of $73.0 million of senior secured notes pursuant to subscription receipts.
(11)	Steve Quinn and Stephen C. Freidheim share dispositive powers with respect to the offered securities.
(12)	Common shares being offered consists of 5,105 Secondary $15.0 Million 15% Unsecured Senior Notes Placement Agent Shares (Note 3); 19,895 Secondary $10.0 Million 15% Unsecured Senior Notes Shares (Note 4); and 45,662 Secondary $30.0 Million Underlying Convertible Debenture Shares (Note 7). Evan Jarovic holds voting powers and shares dispositive powers with respect to the offered securities. Adam Jarovic has shared dispositive powers with respect to the offered securities.
(13)	Common shares being offered consists of 102,105 Secondary $15.0 Million 15% Unsecured Senior Notes Placement Agent Shares (Note 3); 397,985 Secondary $10.0 Million 15% Unsecured Senior Notes Shares Placement Agent Shares (Note 4); and 45,662 Secondary $30.0 Million Underlying Convertible Debenture Shares (Note 7). Voting and dispositive powers shared by Hartz Trading, Inc., as manager of the shareholder, and Ron Bangs, vice president of Hartz Trading, Inc.
(14)	Common shares being offered consists of 426,941 $30 million Underlying Convertible Debenture Shares (Note 6) and 850,515 common shares issued to the purchasers of $73.0 million of senior secured notes pursuant to subscription receipts.
(15)	Common shares being offered consists of 5,105 Secondary $15.0 Million 15% Unsecured Senior Notes Placement Agent Shares (Note 3); 19,895 Secondary $10.0 Million 15% Unsecured Senior Notes Shares Placement Agent Shares (Note 4); and 106,164 Secondary $30.0 Million Underlying Convertible Debenture Shares (Note 7).
(16)	Common shares being offered consists of 499,543 $30 Million Underlying Convertible Debenture Shares (Note 6) and 1,514,563 common shares issued to the purchasers of $73.0 million of senior secured notes pursuant to subscription receipts.
(17)	Common shares being offered consists of 347,158 $15.0 Million 15% Unsecured Senior Notes Placement Agent Shares and 1,352,842 $10.0 Million 15% Unsecured Senior Notes Placement Agent Shares. Voting and dispositive powers with respect to the offered securities are held by Robert L. Gipson, general partner of the shareholder.
(18)	Common shares being offered consist of 2,658,547 common shares issued to the purchasers of $73.0 million of senior secured notes pursuant to subscription receipts.
(19)	Common shares being offered consists of 5,105 Secondary $15.0 Million 15% Unsecured Senior Notes Placement Agent Shares (Note 3); 19,895 Secondary $10.0 Million 15% Unsecured Senior Notes Placement Agent Shares (Note 4); and 22,831 Secondary $30.0 Million Underlying Convertible Debenture Shares (Note 7).
(20)	Common shares being offered consists of 5,105 Secondary $15.0 Million 15% Unsecured Senior Notes Placement Agent Shares (Note 3); 19,895 Secondary $10.0 Million 15% Unsecured Senior Notes Placement Agent Shares (Note 4); and 45,622 Secondary $30.0 Million Underlying Convertible Debenture Shares (Note 7).
(21)	Common shares being offered consists of 40,842 Secondary $15.0 Million 15% Unsecured Senior Notes Placement Agent Shares (Note 3); 159,158 Secondary $10.0 Million 15% Unsecured Senior Notes Shares Placement Agent Shares (Note 4); and 114,155 Secondary $30.0 Million Underlying Convertible Debenture Shares (Note 7).
(22)	Common shares being offered consists of 68,493 Secondary $30.0 Million Underlying Convertible Debenture Shares (Note 7) and 151,100 2005 Private Placement Shares (Note 8).
(23)	Common shares being offered consists of 342,466 Secondary $30.0 Million Underlying Convertible Debenture Shares (Note 7) and 600,000 2005 Private Placement Shares (Note 8).
(24)	Common shares being offered consists 185,388 $30 Million Underlying Convertible Debenture Shares (Note 6) and 293,468 common shares issued to the purchasers of $73.0 million of senior secured notes pursuant to subscription receipts.
(25)	Common shares being offered consist of 850,515 common shares issued to the purchasers of $73.0 million of senior secured notes pursuant to subscription receipts.
(26)	Each of Caerus Partners LLC (“Caerus”), Promethean I Master Ltd. (“Promethean I”) , HFTP Investment L.L.C. (“HFTP”) and Promethean II Master, L.P. (“Promethean II”) has advised us that it is not a registered broker-dealer, it does not control and is not controlled by a registered broker-dealer, and it is an affiliate of a U.S. registered broker-dealer due solely to its being under common control with a registered broker-dealer, which was not involved in the purchase, and will not be involved in the ultimate sale, of the common shares. Each of Caerus, Promethean I, HFTP and Promethean II has also advised us that it purchased the common shares in the ordinary course of its business, and at the time it purchased the common shares, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly. Promethean Asset Management, LLC, a New York limited liability company (“Promethean”), serves as investment manager to HFTP, Promethean I, Caerus and Promethean II and may be deemed to share beneficial ownership of the securities beneficially owned by HFTP, Promethean I, Caerus and Promethean II as a result of Promethean’s power to vote and dispose of securities in each of HFTP, Promethean I, Caerus and Promethean II. The ownership information for each of these four selling shareholders does not include the ownership information for the others. Promethean disclaims beneficial ownership of the securities beneficially owned by HFTP, Promethean I, Caerus and Promethean II, and each of HFTP, Promethean I, Caerus and Promethean II disclaims beneficial ownership of the securities beneficially owned by the others. James F. O’Brien, Jr. indirectly controls Promethean. Mr. O’Brien disclaims beneficial ownership of the securities beneficially owned by Promethean, HFTP, Promethean I, Caerus and Promethean II.

(27)	Shareholder is an affiliate of U.S. registered broker-dealer that acquired the offered securities in the ordinary course of its business and, at the time of acquisition, had no arrangements, agreements or understandings, directly or indirectly, with any person to distribute the offered securities.
(28)	Leonardo Capital Management, Inc. (“LCMI”) is the sole general partner of Leonardo, L.P. Angelo, Gordon & Co., L.P. is the sole director of LCMI. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon & Co., L.P. and hold voting and dispositive powers with respect to the offered securities.
(29)	Common shares being offered consist of 1,369,863 $30.0 Million Underlying Convertible Debenture Shares (Note 8) and 200,000 2005 Private Placement Shares (Note 14). Shareholder is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund (“Master Fund”). Polygon Investment Partners LLP and Polygon Investment Partners LP (the “Investment Managers”), Polygon Investments Ltd. (the “Manager”), the Master Fund, Alexander Jackson, Reade Griffith and Paddy Dear share voting and dispositive power with respect to the offered securities held by the shareholder.
(30)	Pritchard Capital Partners, LLC has advised us that it is a U.S. registered broker-dealer; however, it received these securities as compensation for investment banking services. Voting and dispositive powers with respect to the offered securities are held by Thomas W. Pritchard, managing director of the shareholder.
(31)	Footnote not used intentionally.
(32)	Sanford B. Prater, portfolio manager, holds voting and dispositive powers with respect to the offered securities.
(33)	Mark Jackson, chief investment officer, holds voting and dispositive powers with respect to the offered securities.
(34)	Crystalline Management Inc., a Canadian registered portfolio manager and investment advisor, has discretionary authority over the shareholder and as such has full authority to dispose of the offered securities and exercise voting power with respect to such offered securities. The following natural persons may exercise these rights for, or on behalf of, Crystalline Management Inc. and the offered securities - Marc Amirault, president and portfolio manager; Bradley P. Semmelhaack, portfolio manager; and Jean-Pierre Langevin, vice president and secretary.
(35)	Voting and dispositive powers with respect to the offered securities is shared with RNK Capital, LLC, subadvisor to the shareholder. Natural persons who share such powers are Dimitry Balyasny, Scott Schroeder, and Robert Kolton.
(36)	C.B. Canlis holds voting powers and shares dispositive powers with respect to the offered securities. Steven Foote has shared dispositive powers with respect to the offered securities.
(37)	Voting and dispositive powers with respect to the offered securities are shared by Clifford A. Cantrell and Judith E. Cantrell, trustees of the shareholder.
(38)	Voting and dispositive powers with respect to the offered securities are shared by E. William Richardson and Mary Lou Richardson, trustees of the shareholder.
(39)	The entity is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment advisor under the Investment Advisors act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of securities of the Company as a result of acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940.
Edward C. Johnson 3d, FMR Corp., through control of FMR Co., and the Fund each has sole power to dispose of the Securities owned by the Fund. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees.
(40)	Voting and dispositive powers with respect to the offered securities are shared by Sven Lehrann, director general and Jean Bernard Guyon, CEO-Global Energy and Natural Resources for Global Gestion, trustees of the shareholder.
(41)	Voting and dispositive powers with respect to the offered securities are held by Robert Kolton, managing member for the general partner of the shareholder.
(42)	Voting and dispositive powers with respect to the offered securities are held by Robert Kolton, managing member for the shareholder.
(43)	Kenneth J. Foote holds voting powers and shares dispositive powers with respect to the offered securities. Steven Foote has shared dispositive powers with respect to the offered securities.
(44)	Voting and dispositive powers with respect to the offered securities are held by G. Bryan Dutt, managing director of the general partner of the shareholder.
(45)	Voting and dispositive powers with respect to the offered securities are shared by Glenn Hunt and Richard Hunig, limited partners of the shareholder.
(46)	Voting and dispositive powers with respect to the offered securities are held by Lionel K. Conacher, president of the shareholder.
(47)	Voting and dispositive powers with respect to the offered securities are held by Matthew D. Klein, trustee of the shareholder.
(48)	Footnote not used intentionally.
(49)	Voting and dispositive powers with respect to the offered securities are held by George W. McCulloch, trustee of the shareholder.
(50)	Voting and dispositive powers with respect to the offered securities are held by Cecilia M. Kershaw, director of the shareholder.
(51)	Voting and dispositive powers with respect to the offered securities are shared by Bryan Ezralow, as trustee of the Bryan Ezralow 1994 Trust; Marc Ezralow, as trustee of the Marc Ezralow 1997 Trust; and Marshall Ezralow, as trustee of the Ezralow Family Trust and general partner of Elevado Investment Company, each a general partner of the shareholder.
(52)	Voting and dispositive powers with respect to the offered securities are held by Keith A. Goodman, manager of the general partner of the shareholder.
(53)	Voting and dispositive powers with respect to the offered securities are held by Paul Sabourin, as chairman of the investment advisor to the shareholder, and Jay Lee, as trader for the investment advisor to the shareholder.
(54)	Voting and dispositive powers with respect to the offered securities are held by Paul Sabourin, as chairman of the investment advisor to the shareholder, and Ed Peplinski, as trader for the investment advisor to the shareholder.
(55)	Voting and dispositive powers with respect to the offered securities are held by James M. Puls, John Leo Puls and Robert Puls, trustees of the shareholder.
(56)	Voting and dispositive powers with respect to the offered securities are held by Thomas O. Boucher, Jr.
(57)	Voting and dispositive powers with respect to the offered securities are held by Garvin Wilson, investment manager for the shareholder.
(58)	Voting and dispositive powers with respect to the offered securities are held by A.G. Rappaport, president of the general partner of the shareholder.
(59)	Voting and dispositive powers with respect to the offered securities are held by Sanford B. Prater, general partner of the shareholder.
(60)	Each of Ritchie Capital management, Ltd., as investment manager, and Ritchie Capital Management, LLC, as subadvisor, has voting and dispositive powers with respect to the offered securities. A.R. Thane Ritchie controls Ritchie Capital Management, Ltd. and Ritchie Capital Management, LLC. Mr. Ritchie disclaims beneficial ownership of the securities held by Ritchie Energy Trading Ltd.
(61)	Voting and dispositive powers with respect to the offered securities are held by Barbara J. Reynolds, managing member of the shareholder.
(62)	Voting and Dispositive powers for the Secondary $30.0 Million Underlying Convertible Debenture Shares is held by Ari Levy and Margot Naubie, portfolio managers; for 30,000 2005 Private Placement Shares is held by Doug Warwick and Gary Baker, portfolio managers; and for 121,100 2005 Private Placement Shares is held by Gary Baker and Gord MacDougall, portfolio managers.
(63)	Voting and dispositive powers with respect to the offered securities are held by Brian Hicks, co-portfolio manager of the shareholder.
(64)	Voting and dispositive powers with respect to the offered securities are held by Patricia J. Halloran, managing member of the investment manager of the shareholder.
(65)	Voting and dispositive powers are jointly shared among Lionel Conacher, president and CEO of the shareholder; Keith Harris, CFO of the shareholder; and Horst Hueneken, managing director of the shareholder.

PLAN OF DISTRIBUTION

We are registering certain of our common shares that are either now outstanding or will be issued upon exercise of certain warrants, conversion of convertible debentures or the issuance of additional shares pursuant to subscription receipts issued to holders of our senior secured notes. We are also offering the opportunity to participate in the registration statement to other holders of some of our restricted securities. Shares covered in the registration will include common shares currently held by some holders and certain common shares to be issued in the future upon the exercise or conversion of our securities or pursuant to subscription receipts. We will not receive any of the proceeds of the sale of the common shares offered by this prospectus. The common shares may be sold from time to time to purchasers:

•	Directly by the selling shareholders; or

•

Through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the common shares from the selling shareholders.

The selling shareholders and any underwriters, brokers, dealers or agents that participate in the distribution of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the common shares sold by them may be deemed to be underwriting discounts and commissions.

If the common shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for any underwriting discounts or commissions or agent’s commissions.

The common shares may be sold in one or more transactions at:

•	Fixed prices;

•	Prevailing market prices at the time of sale;

•	Prices related to prevailing market prices;

•	Varying prices determined at the time of sale; or

•	Negotiated prices.

These sales may be affected in transactions:

•	On any national securities exchange or quotation service on which the common shares may be listed or quoted at the time of the sale, including the American Stock Exchange and Toronto Stock Exchange;

•	In the over-the-counter market;

•	In transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	Through the writing and exercise of options, whether these options are listed on any options exchange or otherwise;

•	Through the settlement of short sales; or

•	Through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with sales of the common shares, the selling shareholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the common shares in the course of hedging their positions. The selling shareholders may also sell the common shares short and deliver common shares to close out short positions provided that the short sales are made after the registration statement is declared effective, or loan or pledge common shares to broker-dealers that in turn may sell the common shares.

The selling shareholders may pledge or grant a security interest in some or all of the common shares owned by them, and if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to the prospectus. The selling shareholders also may transfer or donate the common shares in other circumstances, in which case the transferees, donees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholders and any underwriter, broker-dealer or agent regarding the sale of the common shares by the selling shareholders. Selling shareholders may choose not to sell any or all of the common shares offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling shareholder will not transfer, devise or gift the common shares offered hereby by other means not described in this prospectus. Any common shares that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. There can be no assurance that any selling shareholder will sell any or all of the common shares registered pursuant to the registration statement of which this prospectus forms a part.

To the best of our knowledge, no selling shareholders that are affiliated with a registered broker-dealer acquired securities in a manner other than in the ordinary course of its business or, at the time of acquisition, with any arrangement or understanding with any person to distribute the securities.

Our common shares are listed for trading on the American Stock Exchange under the symbol “GST” and on the Toronto Stock Exchange under the symbol “YGA”.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including Regulation M, which may limit the timing of purchases and sales of any common shares by the selling shareholders and any other participating person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares. This may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to common shares.

Pursuant to the subscription agreements with the selling shareholders who hold convertible debentures, the form of which subscription agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, we may be indemnified by the selling shareholders against liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus. Westwind Partners Inc. acted as a placement agent for the convertible debentures. Pursuant to agency agreements, under which our convertible debentures and senior secured notes were sold, we agreed to indemnify Westwind Partners Inc. and its officers, directors, shareholders, agents, employees and advisors against certain liabilities, including some liabilities under the Securities Act, or they will be entitled to contribution. We are indemnified by Westwind Partners Inc. and its officers, directors, shareholders, agents, employees and advisors against certain liabilities, including liabilities that may arise under the Securities Act, in accordance with the agency agreements, or we may be entitled to contribution. The Company has no on-going relationship with Westwind Partners Inc. other than it occasionally provides investment banking services, including acting as a placement agent or providing financial fairness opinions on transactions to our board of directors. We have also agreed to indemnify the selling shareholders that are holders of our senior secured notes and their officers, directors, shareholders, agents, employees and advisors against certain liabilities, including some liabilities under the Securities Act, or they will be entitled to contribution. To the best of our knowledge, no selling shareholders that are affiliated with a registered broker-dealer acquired securities in a manner other than in the ordinary course of its business or, at the time of acquisition, with any arrangement or understanding with any person to distribute the securities. Pritchard Capital Partners, LLC has advised us that it is a U.S. registered broker-dealer; however, it received these securities as compensation for investment banking services.

We have agreed to pay substantially all the expenses incidental to the registration, offering and sale of the common shares covered by this prospectus to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

To comply with the securities laws of some jurisdictions, if applicable, the holders of common shares may offer and sell the common shares in such jurisdictions only through registered or licensed brokers or dealers. In addition, under certain circumstances in some jurisdictions, common shares may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or an exemption from registration or qualification requirements is available and is complied with.

If required, at the time of a particular offering of common shares by a selling shareholder, a supplement to this prospectus will be circulated setting forth the name or names of any underwriters, broker-dealers or agents, any discounts, commissions or other terms constituting compensation for underwriters and any discounts, commissions or concessions allowed or reallowed or paid to agents or broker-dealers. We have no obligation to any selling shareholder to arrange an underwriting, or assist in providing for any proposed sale, of any of the common shares offered hereby.

We have agreed with some of the selling shareholders to keep the registration statement of which this prospectus forms a part effective for specified periods of time or until the occurrence of certain events. We may under certain circumstances suspend the use of this prospectus, upon notice to the selling shareholders, to update the registration statement of which this prospectus forms a part with periodic information or material non-public information as required by the Securities Act. We have agreed with some of the selling shareholders to use our reasonable commercial efforts to limit these suspended periods to those required by the Securities Act or limit them to contractually specified limits.

Once sold under the registration statement of which this prospectus forms a part, the common shares will be freely tradeable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the common shares offered by this prospectus will be passed upon for us by Sara-Lane Sirey Professional Corporation, Calgary, Alberta.

EXPERTS

The financial statements incorporated herein by reference in this Prospectus, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements incorporated herein by reference in this Prospectus, have been audited by BDO Dunwoody LLP, an independent registered public accounting firm, to the extent and for the periods set forth in its report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

Information incorporated by reference into this prospectus regarding our estimated quantities of natural gas and oil reserves was prepared by us. Our proved reserve estimates as of December 31, 2006, 2005 and 2004 incorporated by reference into this prospectus were prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers.

WHERE YOU CAN FIND MORE INFORMATION

We are “incorporating by reference” into this prospectus information we file with the SEC. This procedure means that we can disclose important information to you by referring you to documents filed with the SEC. The information we incorporate by reference is part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished and not filed pursuant to Item 2.02, Item 7.01 or certain exhibits furnished pursuant to Item 9.01 of any current report on Form 8-K with the SEC) until the offering under this registration statement is completed:

•	Our Annual Report on Form 10-K for the year ended December 31, 2006;

•

Our Current Report on Form 8-K filed with the SEC on March 16, 2007 and April 4, 2007 (excluding any information furnished and not filed pursuant to Item 2.02, or Item 7.01 of any current report on Form 8-K with the SEC); and

•	Our Registration Statement on Form 8-A filed with the SEC on December 23, 2005.

You may request a copy of these filings at no cost by making written or telephone requests for copies to:

Gastar Exploration Ltd.

1331 Lamar Street, Suite 1080

Houston, Texas 77010

Attention: Michael Gerlich

Telephone: (713) 739-1800

Additionally, you may read and copy any materials that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding us. The SEC’s website address is http://www.sec.gov. You can also obtain copies of the materials we file with the SEC from our website at http://www.gastar.com. The information on our website is not part of this prospectus.

23,693,644 Shares

Gastar Exploration Ltd.

Common Shares

PROSPECTUS

April 12, 2007